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                                                       FILED BY DOUBLECLICK INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: DOUBLECLICK INC.
                                                   COMMISSION FILE NO. 000-23709

                                NETCREATIONS Q&A


WHAT DOES NETCREATIONS DO?

NetCreations Inc.(Nasdaq: NTCR) is based in New York City and is a publicly traded company that provides opt-in e-mail marketing services, specializing in email address list management, brokerage and delivery. Its technology enables marketers to direct real-time promotional campaigns to consumers who have elected to receive email messages in any of over 3,000 topical categories. The company obtains names exclusively through its www.postmasterdirect.com Web site and from over 350 third-party partner Web sites. Combined, these partner web sites represent over 15 million double opt-in names in the NetCreations database, which is currently growing at an average rate of 50,000 double opt-in email addresses per day. NetCreations generates revenues from over 2,000 marketers who pay for the opportunity to email profiled subsections of the NetCreations database.

WHAT BENEFITS DOES THIS MERGER BRING TO DOUBLECLICK?

With NetCreations proven track record and DoubleClick's brand name and extensive relationships with online marketers, this merger will create the dominant List Services and List Management business. DoubleClick has been aggressively developing its email marketing services and this transaction will add over 15 million opt-in email names to DoubleClick's expanding list of 7 million opt-in names and give DoubleClick access to NetCreations relationship with over 350 leading partner Web sites. Also, DoubleClick will now be able to offer its customers a choice between single opt-in and double opt-in email names to use for online marketing campaigns.

WHAT BENEFITS DOES THIS MERGER BRING TO NETCREATIONS?

NetCreations will benefit from DoubleClick's international presence with sales offices in over 22 countries and relationship with over 5,000 advertisers which to market its database of 15 million opt-in email names -20% of which are international names.

Also, by leveraging DoubleClick's DARTMail publisher, which has the ability to deliver 500M messages a day --30% more than our nearest competitor-- means that NetCreations clients can be assured that our email delivery system can scale to whatever volume of emails they need to deliver.

WHAT CLIENTS DOES NETCREATIONS WORK WITH AND HOW DO THEY USE THE DATABASE?





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Through its PostMasterDirect.com service, NetCreations has sent email messages on behalf of over 3,000 direct marketing clients, ranging from large companies, such as Dell Computer, Compaq, J. Crew and Ziff-Davis, to small retailers selling items over the Internet.

NetCreations also manages opt-in email lists for more than 350 third-party Web sites including internet.com, About.com, CBS SportsLine, CNET and Network Solutions.

NETCREATIONS CURRENTLY GATHERS EMAIL NAMES BY DOUBLE OPT-IN WHILE DOUBLECLICK GATHERS NAMES BY SINGLE OPT-IN. WITH THESE VERY DIFFERENT BUSINESS PRACTICES, WILL DOUBLECLICK CONTINUE TO OFFER DOUBLE OPT-IN NAMES?

DoubleClick and NetCreations pride themselves on the trust they have earned in the online community. The NetCreations database of names will continue to be gathered on a double opt-in basis. DoubleClick is committed to providing our customers with the choice to determine which types of email names are the most effective for their marketing campaigns. Upon completion of this merger, DoubleClick will be able to provide its customers with both single opt-in and double opt-in email names.

HOW DOES NETCREATIONS OBTAIN E-MAIL ADDRESSES?

NetCreations gathers unique double opt-in email addresses from its PostMasterDirect.com Web site and it aggregates opt-in names from its partnership with over 350 leading third party Web sites. Its database contains targeted email lists in more than 3,000 topical categories, from consumer lists to business-to-business.

WHAT OTHER TYPES OF INFORMATION IS COLLECTED FROM CONSUMERS?

Consumers check specific categories in which they would like to receive information and offers via email. All users opt-in and give their email addresses, interests, and online purchasing habits.

WILL THIS TRANSACTION CHANGE DOUBLECLICK'S RELATIONSHIP WITH RECA?

No. Along with fifteen of the nation's top email service bureaus, DoubleClick has formed the Responsible Electronic Communication Alliance (RECA) to promote professional standards for online communication and marketing. This coalition is working on industry-wide messaging and e-commerce benchmarks designed to respect consumer privacy and the needs of Internet Service Providers (ISPs).

WILL OUR SALES FORCE SELL NETCREATIONS EMAIL NAMES?

Once the merger is complete, DoubleClick's List Services sales force will be able to offer its clients both double opt-in names from the NetCreations database and single opt-in names from DoubleClick's database.

WHY ACQUIRE NETCREATIONS AND NOT DO A JOINT VENTURE?

DoubleClick and NetCreations are both focused on bringing the right message to the right consumer at the right time. Being that our models are similar and we have been aggressively developing our email marketing services, an acquisition made much more sense than a joint venture.

WILL THIS AFFECT DOUBLECLICK'S PRICING STRUCTURE?

We're not able to comment on pricing until we've completed development of these new products.

HOW MANY EMPLOYEES DOES NETCREATIONS HAVE?





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NetCreations currently has 60 employees all based in New York City.

WILL THERE BE ANY MANAGEMENT CHANGES AT NETCREATIONS?

Ms. Resnick will continue to be CEO of NetCreations until the merger is finalized, and will then continue to work on the development of email products as Vice President, Corporate Development, Email. In addition, Ms. Resnick will work with DoubleClick's Privacy Advisory Board.

ADDITIONAL INFORMATION:

The URL for NetCreations is: WWW.NETCREATIONS.COM

         Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing, the expected benefits of the merger, the ability of the combined company to successfully develop and supply products after the merger, and the future growth of the markets served by the companies. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.

Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and NetCreations will file a proxy statement with the SEC in connection with the Merger, and that DoubleClick and NetCreations will mail a Proxy Statement/Prospectus to stockholders of NetCreations containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, NetCreations, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001, Attention: Investor Relations,
Telephone: (212) 683-0001. Free copies of the Proxy Statement/Prospectus, once available, and NetCreations other SEC filings may be obtained from NetCreations, Inc. by directing a request through the Investors Relations portion of NetCreations, Inc.'s website at http://www.netcreations.com or by mail to NetCreations, Inc. 379 West Broadway, Suite 202, New York, NY 10012 Attention:
Investor Relations, Telephone: (212) 625-1370.

         In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and NetCreations file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or NetCreations at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and NetCreations, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: NetCreations, Inc. and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from NetCreations, Inc.'s stockholders in favor of the adoption of the merger agreement. A description of any interests that NetCreations, Inc.'s and DoubleClick's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.